                                                  -----------------------------
                                                          OMB APPROVAL
                                                  -----------------------------
                                                  OMB Number          3235-0145
                                                  Expires:    December 31, 2002
                                                    Estimated average burden
                                                    hours per response .... 11
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           Great Lakes Aviation, Ltd.
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    39054K108
                                 --------------
                                 (CUSIP Number)

                  1022 Airport Parkway, Cheyenne, Wyoming 82001
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2002
             ------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

-------------------------------------------------------------------------
1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   Raytheon Company
------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a) [_]
   (b) [_]
------------------------------------------------------------------------
3. SEC Use Only

------------------------------------------------------------------------
4. Source of Funds (See Instructions)
     OO
 ------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [X]
------------------------------------------------------------------------
6. Citizenship or Place of Organization
     Delaware
------------------------------------------------------------------------
               7. Sole Voting Power
 NUMBER OF        0
   SHARES     ----------------------------------------------------------
BENEFICIALLY   8. Shared Voting Power
 OWNED BY         5,371,980
   EACH       ----------------------------------------------------------
 REPORTING     9. Sole Dispositive Power
  PERSON          0
   WITH       ----------------------------------------------------------
              10. Shared Dispositive Power
                  5,371,980
------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    5,371,980
------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions) [_]
------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    38.2%
------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    CO
------------------------------------------------------------------------

------------------------------------------------------------------------
1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   Raytheon Aircraft Holdings, Inc.
------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a) [_]
   (b) [_]
------------------------------------------------------------------------
3. SEC Use Only

------------------------------------------------------------------------
4. Source of Funds (See Instructions)
     OO
 ------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
------------------------------------------------------------------------
6. Citizenship or Place of Organization
     Delaware
------------------------------------------------------------------------
               7. Sole Voting Power
NUMBER OF         0
 SHARES       ----------------------------------------------------------
BENEFICIALLY   8. Shared Voting Power
 OWNED BY         5,371,980
   EACH       ----------------------------------------------------------
REPORTING      9. Sole Dispositive Power
 PERSON           0
  WITH        ----------------------------------------------------------
              10. Shared Dispositive Power
                  5,371,980
------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    5,371,980
------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions) [_]
------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    38.2%
------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    CO
------------------------------------------------------------------------

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                                       4

------------------------------------------------------------------------
1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Raytheon Aircraft Credit Corporation
------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a) [_]
   (b) [_]
------------------------------------------------------------------------
3. SEC Use Only

------------------------------------------------------------------------
4. Source of Funds (See Instructions)
     OO
------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

------------------------------------------------------------------------
6. Citizenship or Place of Organization
     Kansas
------------------------------------------------------------------------
               7. Sole Voting Power
NUMBER OF         0
  SHARES      ----------------------------------------------------------
BENEFICIALLY   8. Shared Voting Power
 OWNED BY         5,371,980
   EACH       ----------------------------------------------------------
 REPORTING     9. Sole Dispositive Power
  PERSON          0
   WITH       ----------------------------------------------------------
              10. Shared Dispositive Power
                  5,371,980
------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    5,371,980
-----------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    38.2%
------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    CO
------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Great Lakes Aviation, Ltd. ("Great Lakes") and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The address of the principal office of Great Lakes is:

1022 Airport Parkway
Cheyenne, Wyoming  82001

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement on Schedule 13D is being jointly filed by Raytheon Company ("Raytheon"), a Delaware corporation, Raytheon Aircraft Holdings, Inc. ("RAHI"), a Delaware corporation, and Raytheon Aircraft Credit Corporation ("RACC"), a Kansas corporation. RACC is a subsidiary of RAHI which in turn is a subsidiary of Raytheon. RACC, RAHI and Raytheon are collectively referred to herein as the "Reporting Persons."

            For information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of the Reporting Persons (collectively the "Covered Persons"), please refer to Exhibit 2 attached hereto and incorporated herein by reference. The Reporting Persons and the Covered Persons do not admit that they constitute a group.

(b) The business address of Raytheon is:

    141 Spring Street
    Lexington, Massachusetts  02421

    The business address of RAHI is:

    10511 East Central Street
    Wichita, Kansas  67206

    The business address of RACC is:

    10511 East Central Street
    Wichita, Kansas  67206

    Raytheon is a global defense electronics contractor, RAHI is a holding company for the subsidiaries comprising Raytheon's aircraft operating segment and RACC is an aircraft finance company.

(c) Not applicable.

(d) The Reporting Persons have not been convicted in any criminal proceeding during the last five years.

(e) On November 25, 2002, the Securities and Exchange Commission (the "SEC") instituted and settled cease-and-desist proceedings against Raytheon and a former executive officer of Raytheon for alleged violations of Regulation FD in February 2001. The settlement did not impose any civil penalty or other monetary sanctions against Raytheon. Raytheon neither admitted nor denied the findings in the SEC's cease-and-desist order.

(f) Each of Raytheon and RAHI is a Delaware corporation and RACC is a Kansas corporation. For the citizenship of each Covered Person, please refer to
     Exhibit 2 attached hereto and incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Great Lakes issued 5,371,980 shares of Common Stock to RACC in connection with the restructuring of certain aircraft financing provided by RACC with respect to certain Beech 1900D and 1900C aircraft. In exchange for the cancellation and restructuring of certain indebtedness related to the financing of said aircraft, and RACC's agreement to accept the return of certain aircraft, Great Lakes issued to RACC 38.2% of the outstanding Common Stock of Great Lakes.

ITEM 4. PURPOSE OF TRANSACTION

The Common Stock is being held for investment purposes. None of the Reporting Persons or the Covered Persons has any plans to dispose of or acquire additional shares of the Common Stock or to engage in any material transactions affecting Great Lakes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Amount beneficially owned as of April 25, 2003:

    5,371,980, representing 38.2% of the Common Stock of Great Lakes. RACC is the holder of record of the shares, RAHI is the direct parent of RACC and Raytheon is the direct parent of RAHI.

(b) The Reporting Persons, along with the Covered Persons, share power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock as noted in (a) above.

(c) None of the Reporting Persons or the Covered Persons has engaged in any transaction with respect to the Common Stock within the last 60 days.

(d)  Not applicable.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Restructuring Agreement, dated as of December 31, 2002 between Great Lakes and RACC (the "Restructuring Agreement") provides that, in the event that Great Lakes issues any additional shares of, or options or warrants to purchase or other securities convertible into common stock, RACC shall be entitled to purchase its pro rata share of such securities at the same issuance price. In addition, in the event that RACC desires to sell any of the securities of Great Lakes that it has acquired pursuant to the Restructuring Agreement to certain competitors of Great Lakes, Great Lakes has the right of first refusal to purchase such securities on the same terms. The Restructuring Agreement is filed as Exhibit 3 attached hereto. There are no contracts, arrangements, understandings or relationships by or between the Covered Persons with respect to the securities of Great Lakes.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1  Joint Filing Agreement, dated as of April 25, 2003.

Exhibit 2 Information with Respect to Executive Officers and Directors of the the Reporting Persons.

Exhibit 3 Restructuring Agreement, dated as of December 31, 2002 between Great Lakes and RACC.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAYTHEON COMPANY

/s/ John W. Kapples
    John W. Kapples                                         Date
Vice President and Secretary                               04/24/03



RAYTHEON AIRCRAFT HOLDINGS, INC.

/s/ John W. Kapples
    John W. Kapples                                         Date
      Secretary                                            04/24/03



RAYTHEON AIRCRAFT CREDIT CORPORATION

/s/ Andrew A. Mathews
    Andrew A. Mathews                                       Date
       President                                           04/24/03

                                                        EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with all other Reporting Persons (as such term is defined the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Great Lakes Aviation, Ltd. and that this Agreement be included as an exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 25th day of April, 2003.


                           RAYTHEON COMPANY

                          By:/s/ John W. Kapples
                                 John W. Kapples
                          Vice President and Secretary


                          RAYTHEON AIRCRAFT HOLDINGS, INC.

                          By:/s/ John W. Kapples
                                 John W. Kapples
                                   Secretary


                          RAYTHEON AIRCRAFT CREDIT CORPORATION

                          By:/s/ Andrew Mathews
                                 Andrew Mathews
                                  President

Exhibit 2
                 INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS
                     AND DIRECTORS OF THE REPORTING PERSONS

The following sets forth as to each of the executive officers and directors of the Reporting Persons, as defined in Schedule 13D, the person's name, title, present occupation, business address and citizenship of each individual.

Raytheon

Name                          Title                        Present Occupation
-------------------          -------                       -------------------
Barbara M. Barrett            Director                     President
                                                           Triple Creek Guest Ranch

Ferdinand Colloredo-Mansfeld  Director                     Retired Chairman
                                                             and CEO Cabot Corp.

John M. Deutch                Director                     Professor MIT

Thomas E. Everhart            Director                     President Emeritus
                                                             California Institute
                                                             of Technology

Frederic M. Poses             Director                     Chairman and CEO
                                                             American Standard
                                                             Companies, Inc.

Warren B. Rudman              Director                     Of Counsel
                                                             Paul, Weiss,
                                                             Rifkind, Wharton &
                                                             Garrison

Michael C. Ruettgers          Director                     Executive Chairman
                                                             EMC Corporation

Ronald L. Skates              Director                     Private Investor

William R. Spivey             Director                     Retired President
                                                             Luminent, Inc.

John H. Tilelli               Director                     President
                                                             Cypress International, Inc.

Daniel P. Burnham             Chairman, CEO and Director   Chairman and CEO
                                                             Raytheon Company

William H. Swanson            President                    President
                                                             Raytheon Company

Francis S. Marchilena         Executive Vice President     Executive Vice President
                                                             Raytheon Company

                                       10

James E. Schuster             Executive Vice President     Chairman and CEO,
                              and Chairman and CEO,          Raytheon Aircraft Company
                              Raytheon Aircraft Company

Thomas M. Culligan            Senior Vice President,       Senior Vice President, Business Development
                              Business Development and       and Chairman and CEO Raytheon International,
                              Chairman and CEO Raytheon      Inc.
                              International, Inc.

Bryan J. Even                 Vice President and           President
                              President Raytheon             Raytheon Technical
                              Technical Services Company     Services Company

Richard J. Foley              Vice President - Contracts   Vice President - Contracts Raytheon Company

Louise L. Francesconi         Vice President and           President - Missile Systems
                              President - Missile Systems

Charles E. Franklin           Vice President and           President - Integrated Defense Systems
                              President - Integrated
                              Defense Systems

Richard A. Goglia             Vice President and           Vice President and Treasurer Raytheon Company
                              Treasurer

Jack R. Kelble                Vice President and           President - Space and
                              President - Space and           Airborne Systems
                              Airborne Systems

Michael D. Keebaugh           Vice President and           President - Intelligence and Information
                              President - Intelligence     Systems
                              and Information Systems

Keith J. Peden                Senior Vice President -      Senior Vice President - Human Resources
                              Human Resources              Raytheon Company

Edward S. Pliner              Senior Vice President and    Chief Financial
                              Chief Financial Officer        Officer Raytheon Company

Rebecca B. Rhoads             Vice President and Chief     Chief Information Officer Raytheon Company
                              Information Officer

Colin Schottlaender           Vice President and           President - Network Centric Systems Raytheon
                              President - Network          Company
                              Centric Systems

Gregory S. Shelton            Vice President -             Vice President - Engineering and Technology
                              Engineering and Technology   Raytheon Company

Jay B. Stephens               Senior Vice President and    General Counsel Raytheon Company
                              General Counsel


RAHI


John W. Kapples              Director and Secretary     Vice President, Raytheon   c/o Raytheon Company
                                                        Company

James M. Schuster            Director and Chairman      President, Raytheon        10511 E. Central St.
                                                        Aircraft Company           Wichita, Kansas  67206

Neal E. Minahan              President                  N/A                        16 Cazenove Street
                                                                                   Boston, MA  02116

Anthony F. O'Brien           Vice President and CFO     CFO, Raytheon Aircraft     10511 E. Central St.
                                                        Company                    Wichita, Kansas  67206

Richard A. Goglia            Vice President and         Vice President and         c/o Raytheon Company
                             Treasurer                  Treasurer, Raytheon
                                                        Company

Wayne W. Wallace             Vice President and         General Counsel,           10511 E. Central St.
                             General Counsel            Raytheon Aircraft Company  Wichita, Kansas  67206

                                       12

RACC

Andrew A. Mathews            Director and President     President RACC             10511 E. Central St.
                                                                                   Wichita, Kansas  67206

David A. Williams            Director, Vice President   Vice President and         10511 E. Central St.
                             and General Counsel        General Counsel RACC       Wichita, Kansas  67206

Julie A. Shea                Vice President,            Vice President,            10511 E. Central St.
                             Controller, Secretary      Controller RACC            Wichita, Kansas  67206
                             and Director

Scott Cleveland              Vice President             Vice President RACC        10511 E. Central St.
                                                                                   Wichita, Kansas  67206

Unless otherwise specified, the business address of each individual is 141 Spring Street, Lexington, Massachusetts 02421. Each such individual identified above is a citizen of the United States.

To the knowledge of the Reporting Persons, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which that person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                                       14
EXHIBIT 3
                            RESTRUCTURING AGREEMENT

         As of this 31st day of December, 2002, this Agreement ("Agreement") is made by and between Great Lakes Aviation, Ltd., an Iowa corporation with its principal place of business at 1022 Airport Parkway, Cheyenne, Wyoming 82001 ("Great Lakes"), and Raytheon Aircraft Credit Corporation, a Kansas corporation with its principal place of business at 10511 East Central Avenue, Wichita, Kansas 67206 ("RACC").

                                    RECITALS

A.       Great Lakes currently owns or leases under finance leases thirty-seven
         (37) Beech Model 1900D Airliners that have been financed or leased by RACC and leases from RACC under operating leases two (2) Beech Model 1900C Airliners. These aircraft are identified and grouped as follows:

         (1) the seven (7) 1900D Airliners having Manufacturer's Serial Numbers UE-97, UE-101, UE-204, UE-226, UE-228, UE-249 and
                  UE-260 (collectively and individually, the "Group A
                  Aircraft");

         (2) the thirty (30) 1900D Airliners having Manufacturer's Serial Numbers UE-94, UE-96, UE-100, UE-118, UE-122, UE-150, UE-153,
                  UE-154, UE-169, UE-170, UE-179, UE-184, UE-192, UE-195,
                  UE-201, UE-202, UE-208, UE-210, UE-211, UE-219, UE-220,
                  UE-240, UE-245, UE-247, UE-251, UE-253, UE-254, UE-255, UE-257
                  and UE-261 (collectively and individually, the "Group B Aircraft"); and

         (3) the two (2) 1900C Airliners having Manufacturer's Serial Numbers UC-101 and UC-122 (collectively and individually, the "Group C Aircraft," and, together with the Group A Aircraft and the Group B Aircraft, the "Aircraft").

B. Subject to the terms and conditions contained herein, RACC has agreed to (i) accept the return of the Group A Aircraft and extinguish the debt and or lease obligations on each Group A Aircraft upon such return, (ii) restructure its financing of the Group B Aircraft, and
         (iii) reduce the lease payments on the Group C Aircraft and Great Lakes has agreed to issue to RACC shares of Great Lakes' common stock, a deferral note, a senior note, and a subordinated note.

C. This Agreement, taken together with the Transaction Documents (as defined herein) to be executed in connection herewith, constitute the entire agreement between RACC and Great Lakes concerning the subject matter hereof and supercede and merge any prior written or oral agreements between RACC and Great Lakes concerning the subject matter hereof.

D. The parties hereto have reached further agreement as to certain matters relating to the Aircraft and certain related obligations between the parties, and desire to set forth the terms of such agreement herein.

                                    AGREEMENT

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Great Lakes and RACC agree as follows:

     1. Recitals Incorporated. The parties hereto hereby incorporate the Recitals as if fully set forth herein.

     2.   Group A Aircraft. The following applies to all Group A Aircraft.

     (A) Return Conditions. The Group A Aircraft, including engines, shall be returned by Great Lakes to RACC to destinations within the United States selected by RACC in accordance with the schedule attached hereto as Schedule 1. The Group A Aircraft are to be returned in accordance with the following terms and conditions (the "Return Conditions"): (i) all engines, engine life cycle fatigue components, propellers, airframe and other time/life components shall be at a minimum of half-life remaining, as defined in accordance with the aircraft manufacturer's maintenance manual or, in the case of engines, as set forth in Pratt & Whitney's engine overhaul recommendations. With regards to the half life requirement RACC may waive this requirement on a case by case basis in economic consideration of the component time remaining and for consideration that certain components may be returned with better than half life remaining. In all cases the decision of the RACC representative will be final. (ii) all originally installed equipment shall be in working order, (iii) such Group A Aircraft shall be airworthy, and immediately prior to return have a complete 1-6 detail inspection, and no structural inspections due within 5% of the structural inspection schedule. Any structural inspection that is due within 5% of the inspection schedule will be completed prior to the return of the aircraft. This 5% requirement may be waived on a case by case basis as agreed to by the GLA Director of Maintenance and the RACC representative. All required inspections shall be completed by an FAA Authorized Part 145 Certified Repair Station. (CRS) The aircraft shall be in compliance with all Airworthiness Directives issued by the FAA pertaining to such Group A Aircraft, and the manufacturers published maintenance specifications and Mandatory Service Bulletins (iv) such Group A Aircraft shall be delivered ready for Commuter use under part 121 and/or Part 91. RACC shall promptly perform an inspection of each Group A Aircraft and attached engines, airframe and other time/life components that is returned to it so as to determine whether all of the Return Conditions have been satisfied. In the event that RACC determines that any Group A Aircraft is not in compliance with any of the Return Conditions, RACC shall promptly notify Great Lakes in writing of such determination and RACC shall have the option of either requesting that Great Lakes (1) remedy such noncompliance in a manner reasonably satisfactory to RACC within thirty (30) days or (2) return a substitute Group B Aircraft designated by RACC in compliance with the Return Conditions within thirty (30) days, in which case such substitute Group B Aircraft shall be deemed to be a Group A Aircraft for purposes of this Agreement and such noncompliant Group A Aircraft shall be deemed to be a Group B Aircraft for purposes of this Agreement. If RACC requests, Great Lakes shall store and maintain any Group A Aircraft accepted by RACC for a period not to exceed thirty
          (30) days.

     (B) Delivery of Aircraft Records, Etc. Great Lakes shall deliver to RACC, as an additional Return Condition, all of the following items related to each of the Group A Aircraft:

                  (1) All records of maintenance, preventative maintenance, alterations and repairs relating to such Group A Aircraft. All major repairs and alteration documentation shall be in the form of either FAA Form 337 or FR-CO (FAA Approved Field Repairs).

                  (2) All airframe, engine and propeller logbooks endorsed for current total time and cycles for the airframe, total time and cycles for each engine and engine life cycle fatigue components and an entry for total time and cycles since overhaul and hot section inspection for each engine, and total time since new and time since overhaul for each propeller. The airframe logbook must include all appropriate endorsements (i.e., maintenance releases) verifying that the avionics have been periodically tested and inspected in accordance with 14 CFR Section 91.411 and Section
                           91.413 and Chapters 4 and 5 of the Beechcraft Maintenance Manual.

                  (3) A current written summary certified by Great Lakes' inspection authority listing the status of all applicable airworthiness directives and service bulletins for the airframe, engines, propellers and appliances.

                  (4) A written summary certified by Great Lakes' authorized inspection authority of the current status of life limited and/or overhauled components for the airframe, engines (in accordance with the Manufacturer's recommended intervals), engine accessories and appliances as defined in the most current revision(s) of all Beechcraft maintenance publications applicable to such Group A Aircraft. The aforesaid summary shall be organized in the chapter order specified by the Air Transport Association.

                  (5) Great Lakes must provide the following documentation and data for each component having an overhaul or inspection requirement or life limit, which components are identified in Chapter 4 and/or Chapter 5 of Beechcraft Maintenance Manual applicable to such Group A Aircraft, as follows: (i) an airworthiness release certificate or maintenance release tag, (ii) the vendor work order or copy thereof verifying the details of each component's overhauls, and (iii) an appropriate record certifying the date and expended time status of the components when installed (i.e., copy of log or inspection squawk card). The three (3) items identified in the preceding sentence must be properly organized and provided on-board such Group A Aircraft.

                  (6) Great Lakes must provide written verification that Pratt & Whitney has approved all of the Group A Aircraft engines as being eligible for enrollment in a Pratt & Whitney engine fleet maintenance program.

                  (7) For each Group A Aircraft that is not leased from RACC and for each engine that is not leased but is on a Group A Aircraft that is leased, Great Lakes shall deliver to RACC an executed FAA Bill of Sale for such Group A Aircraft or, in the case of an engine, an appropriate document of conveyance.

                           Great Lakes acknowledges that each of the items described above in subsections (1) through (6) must be provided to RACC upon return of each Group A Aircraft regardless of whether Great Lakes has conducted its periodic inspections of such Group A Aircraft pursuant to Chapter 5 of the Beechcraft Maintenance Manual or in accordance with an inspection program approved by the FAA pursuant to 14 CFR Section 91.4099(f).

     (C) Suspension of Payments; Extinguishment of Debt. Payments due from Great Lakes to RACC under the existing aircraft lease or secured promissory note, as applicable (each a "Existing Finance Agreement" and collectively, the "Existing Finance Agreements") for each of the Group A Aircraft shall be suspended for the period commencing on the Effective Date through the applicable deadline for the return of such Aircraft set forth on Schedule 1 hereto (the "Group A Cut-Off Date"). If any Group A Aircraft has not been returned by Great Lakes to RACC in accordance with the terms of this Agreement on or before the applicable Group A Cut-Off Date, debt and/or lease payments due on such Group A Aircraft will resume for the period from such Group A Cut-Off Date until such time as such Aircraft is so returned, with such payments to be made in accordance with the terms of the related Existing Finance Agreement without modification by this Agreement. Upon the return of any Group A Aircraft in accordance with the terms of this Agreement, all payments and other amounts owed at such time of return under the related Existing Finance Agreement shall be cancelled and extinguished, except for any payments that become due after the applicable Group A Cut-Off Date.

     (D) Financing of Costs of Return Conditions. RACC agrees to provide financing to Great Lakes with respect to each Group A Aircraft in the form of advances (the "Advances") in an amount not to exceed seventy-five percent (75%) of the reasonable out-of-pocket costs incurred by Great Lakes (exclusive of any costs associated with the labor of any Great Lakes' employees) in refurbishing and repairing such Group A Aircraft so as to meet the Return Conditions for which
          (1) the nature of the work to be done, estimated cost and identity of the service provider have been pre-approved by RACC in writing and (2) copies of the related purchase orders and invoices have been provided to RACC, provided that the aggregate amount of the Advances to be provided with respect to all of the Group A Aircraft shall not exceed $3,000,000. The Advances shall be evidenced by a promissory note executed by Great Lakes payable to RACC (the "Group A Return Conditions Note," the form of which is attached hereto as Exhibit A), which shall have a bullet maturity on the fourth anniversary of issue (December 31, 2006) and bear interest at the rate of LIBOR plus 500 basis points. "LIBOR" shall mean the rate of interest determined by RACC at which Dollar deposits for ninety (90) days are offered based on information provided in The Wall Street Journal on the second business day prior to the date of the issuance of the Group A Return Conditions Note or the first day of January, April, July and October, as applicable, provided, however, that if the rate described above does not appear in The Wall Street Journal on any applicable interest determination date, LIBOR shall be the rate determined by RACC in good faith based on the offered rates for deposits in Dollars for ninety
          (90) days that are then offered by major banks in the London interbank market. LIBOR shall be adjusted on the first business day of each calendar quarter to reflect any increase or decrease in LIBOR as of that date.

     3. Group B Aircraft. The Existing Finance Agreements on the Group B Aircraft and all amounts owed thereunder as of the Effective Date shall be restructured in their entirety by the issuance of amended and restated promissory notes or, with respect to the Existing Finance Agreements that are aircraft leases, promissory notes executed by Great Lakes payable to RACC (each "Group B Note" and collectively, the "Group B Notes," the form of which is attached hereto as Exhibit B). In addition, with respect to Existing Finance Agreements that are aircraft leases, RACC shall transfer title of the related Group B Aircraft to Great Lakes and Great Lakes shall execute and deliver to RACC aircraft security agreements and, with respect to Existing Finance Agreements that are promissory notes, Great Lakes shall execute and deliver to RACC amended and restated aircraft security agreements (each such aircraft security agreement or amended and restated aircraft security agreement to be executed and delivered by Great Lakes is referred to herein as a "Group B Security Agreement" and are collectively referred to as the "Group B Security Agreements"), the form of which is attached as Exhibit C. Each of the Group B Notes shall bear interest at LIBOR plus 375 basis points (subject to adjustment as set forth below), shall have an original principal amount of $2,500,000 and provide for initial monthly payments as set forth on Schedule 2 hereto payable in arrears starting on January 31, 2003, with the amount of the monthly payment to be adjusted quarterly, on the first day of each calendar quarter as described in Section 2(D), based on changes in the underlying interest rate. The principal balances of the Group B Notes shall amortize as set forth on Schedule 2 hereto, with a final maturity on December 31, 2012. Schedule 1 to the Group B Notes shall incorporate a credit pricing matrix to reduce the interest rate upon Great Lakes' meeting specific debt service coverage targets. The Group B Notes shall be fully assignable and Great Lakes agrees to cooperate with RACC to facilitate any such assignment, with RACC agreeing to pay Great Lakes' actual reasonable out-of-pocket costs of such assignment.

     4. Group C Aircraft. RACC agrees, as of the Effective Date, to reduce the monthly rental payments due from Great Lakes pursuant to each of the airliner lease agreements for the Group C Aircraft (the "Group C Leases") from $22,000 per month to $17,000 per month pursuant to an amendment to each of the Group C Leases (each a "Group C Lease Amendment", and collectively, the "Group C Lease Amendments"), the form of which is attached hereto as Exhibit D, to reflect this change in rental payments. In addition, all unpaid monetary lease obligations on the Group C Aircraft will be extinguished provided that the payment referred to in Section 14(B)(23) has been made pursuant to the letter dated November 25, 2002 from RACC to Great Lakes, and all such payments not addressed in the letter are current as of the Effective Date.

     5.   Intentionally Omitted.

     6. Deferral Note. The (i) $800,000 payment that was due to paid by Great Lakes to RACC on October 15, 2002 and (ii) the $400,000 balance of the payment that was due to paid by Great Lakes to RACC on November 15, 2002, both of which were not paid and deferred by RACC, shall be the subject of a promissory note (the "Deferral Note"), the form of which is attached hereto as Exhibit E. The interest rate on the Deferral Note shall be LIBOR plus 375 basis points. Interest on the Deferral Note shall be payable quarterly in arrears on the last day of each calendar quarter commencing on March 31, 2003. Amortization of the Deferral Note shall be in quarterly payments on the last day of each calendar quarter beginning on June 30, 2003. In 2003, there will be three principal payments on June 30, September 30 and December 31 of $133,333.33 each, in 2004, there shall be four quarterly payments of $125,000 each and in 2005, there shall be four quarterly payments of $75,000 each.

     7. Extinguishment of Non-Aircraft Debt; Certain Deposits. The indebtedness owing from Great Lakes to RACC and evidenced by certain Negotiable Promissory Notes dated November 1, 2000, June 29, 2001 and December 1, 2001 issued by Great Lakes to RACC (the "Existing Promissory Notes") shall be extinguished and cancelled by RACC as of the "Effective Date" (as hereinafter defined in Section 14). The outstanding principal amount of this indebtedness as of the Effective Date is approximately $13,750,000, and the amount of the past due interest obligation will be approximately $1,000,000, for a total approximate obligation of $14,750,000. Great Lakes acknowledges that $1,100,000 that it previously has paid to RACC as lease deposits for certain leased aircraft has been applied in connection with the restructuring pursuant to this Agreement and that Great Lakes no longer has any rights to such funds.

     8.   Receipt of Equity.

     (A) Grant of Shares. In partial consideration of RACC's extinguishing and restructuring certain indebtedness owing to it from Great Lakes, RACC shall obtain equity in Great Lakes. On the Effective Date, Great Lakes shall deliver to RACC a stock certificate issued in the name of RACC evidencing 5,371,980 shares (the "RACC Shares") of common stock, par value $.01 per share, of Great Lakes (the "Common Stock"), representing 36% of outstanding post-restructuring shares of Common Stock on a fully-diluted, as if fully exercised, basis. Such shares of Common Stock shall be duly authorized, fully paid and nonassessable.

     (B) Anti-Dilution. Except for (i) the issuance of options to purchase up to 1,000,000 shares of Common Stock pursuant to Great Lakes' 1993 Stock Option Plan, (ii) the issuance of options to purchase up to 300,000 shares of Common Stock pursuant to Great Lakes' 1993 Director Stock Option Plan, (iii) the issuance of options for new management of Great Lakes hired subsequent to the effectiveness of this Agreement to purchase up to 400,000 shares of Common Stock pursuant to an additional equity incentive plan to be implemented in the near future provided that all recipients of options pursuant to such additional equity incentive plan sign lockup agreements as set forth in Section 14(B)(31), (iv) the issuance of up to 2,300,000 shares of Common Stock in connection with the exercise of any of the foregoing options, and
          (v) the issuance of up to 150,000 shares of Common Stock pursuant to Great Lakes' Employee Stock Purchase Plan, if, at any time or from time to time Great Lakes issues any shares of, or options or warrants to purchase or other securities convertible into, Common Stock (an "Additional Issuance"), Great Lakes shall provide not less than five
          (5) days' prior written notice of such Additional Issuance to RACC, and RACC shall be entitled to receive, on the date of each such issuance (an "Additional Issuance Date"), by giving Great Lakes notice within thirty (30) days of its receipt of Great Lakes' notice of such Additional Issuance, at a price per share equal to the price per share payable in connection with such Additional Issuance or, in the case of an option or warrant to purchase Common Stock, at a price per share equal to the price per option, if any, payable in connection with such Additional Issuance plus the per share exercise price thereunder, a number of additional shares of Common Stock (the "Anti-Dilution Shares") as is equal to the product of (i) fifty-six and 25/100 (56.25) multiplied by (ii) the number of shares of Common Stock issued or issuable in connection with such Additional Issuance, determined on a fully-diluted basis. The Anti-Dilution Shares, when issued, shall be duly authorized, fully paid and nonassessable shares of Common Stock. The certificates for the Anti-Dilution Shares shall be issued in the name of RACC (or RACC's transferee or designee), and delivered to such person within three (3) business days after the Additional Issuance Date. Issuance of certificates for Anti-Dilution Shares shall be made without charge to RACC (or RACC's transferee or designee) for any issue or transfer taxes or other incidental expenses in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by Great Lakes. This Section 8(B) shall expire upon the earlier of (1) the Debt Service Ratio (as defined in Section 15(A)) as at the end of any two consecutive fiscal quarters being greater than or equal to 3.0:1.0 or (2) the Free Cash Flow (as defined on Schedule
          5) as at the end of any fiscal year is greater than or equal to $15,000,000 (the date of such earlier occurrence is referred to as the "Limited Termination Date") provided that Great Lakes is in compliance with this Agreement, each of the other Transaction Documents (as defined below) and any other agreement between itself and RACC.

     (C) Restrictions on Transfers to Competitors. Great Lakes shall have the right of first refusal with respect to any proposed sale by RACC of all or any portion of the RACC Shares or any Anti-Dilution Shares received by RACC (collectively, the "Shares") to any regional commuter airline that competes directly with Great Lakes and is listed on
          Schedule 3 hereto. Prior to accepting any bona fide offer for purchase of any Shares, RACC shall give to Great Lakes notice in writing (the "Offer Notice") disclosing the price and the terms at which RACC proposes to sell such Shares pursuant to such bona fide offer, and within twenty (20) days after such notice has been given Great Lakes shall give RACC notice (the "Reply Notice") of its intention to purchase or not to purchase at the price and on the terms specified in the Offer Notice accompanied by a bona fide third party lender's proposal for the financing of any such purchase (a "Financing Proposal"). Within thirty (30) days after providing the Reply Notice and Financing Proposal, Great Lakes shall provide RACC with evidence of such lender's firm commitment to provide the financing referenced in the Financing Proposal (the "Financing Commitment"). Upon receipt of a Financing Commitment, Great Lakes shall pay to RACC a good faith purchase deposit in an amount mutually acceptable to each of RACC and Great Lakes. If Great Lakes gives notice of its intention to purchase in the Reply Notice and provides RACC with the Financing Proposal and the Financing Commitment in accordance with the terms hereof, RACC will sell to Great Lakes or its nominee such Shares on the same terms and conditions set forth in the Offer Notice. If (i) Great Lakes notifies RACC in the Reply Notice of its intention not to purchase at such price and on such terms, (ii) or if no Reply Notice, Financing Proposal or Financing Commitment is given by Great Lakes in accordance with the terms hereof or (iii) if Great Lakes fails to close the purchase of such Shares within twenty (20) days after its delivery of a Financing Commitment, RACC shall be free to sell such Shares described in the Offer Notice, within 120 days after the Offer Notice has been given, to the competitor named in the Offer Notice free and clear of Great Lakes' right of first refusal as provided in this Agreement, but at a price not lower than, and on terms not substantially different from, the price and terms specified in the Offer Notice. However, no sale to the competitor named in the Offer Notice shall be made after 180 days following the date of the Offer Notice without Great Lakes having again given RACC an Offer Notice and again complied in full with the terms of this Section 8(C).

     9. Additional Notes. In partial consideration of RACC's extinguishing and restructuring certain indebtedness owing to it from Great Lakes:

     (A) Senior Note. RACC shall receive from Great Lakes a senior promissory note with a face amount of $5,000,000 (the "Senior Note"), the form of which is attached hereto as Exhibit F. The interest rate on the Senior Note shall be eight and one quarter percent (8.25%) per annum. Interest shall accrue on the outstanding principal amount under the Senior Note and shall be capitalized and added to principal on the last day of each calendar quarter commencing on March 31, 2003. Commencing on March 31, 2005, interest on the Senior Note shall be payable quarterly in arrears on the last day of each calendar quarter. The outstanding principal balance of the Senior Note outstanding on March 31, 2005 shall amortize in equal quarterly payments payable on the last day of each calendar quarter beginning on March 31, 2005 with a final maturity on December 31, 2009.

     (B) Subordinated Note. RACC shall receive from Great Lakes a subordinated promissory note with a face amount of $5,000,000 (the "Subordinated Note" and, collectively with the Group A Return Conditions Note, the Group B Notes, the Deferral Note, and the Senior Note, the "Notes"), the form of which is attached hereto as Exhibit G. The interest rate on the Subordinated Note shall be six percent (6%) per annum. For the first three years after the date of issuance of the Subordinated Note, interest shall accrue on the outstanding principal amount under the Subordinated Note and shall be capitalized and added to principal on the last day of each calendar quarter commencing on March 31, 2003. Interest shall be payable in cash quarterly in arrears on the last day of each calendar quarter commencing on March 31, 2006 with a bullet maturity of the outstanding principal on September 30, 2007. The Subordinated Note shall contain covenants (financial and otherwise) and other terms and conditions typical for debt of this type.

10. Engine Fleet Maintenance Program.

         (A) Subject to (i) the establishment of the engine management team as set forth in Section 10(B) below, and (ii) the EMP requirement set forth in Section 10(C) below, RACC hereby consents to Great Lakes continued operation of the engines on the Aircraft on an "On Condition" basis. In the event that the FAA withdraws its approval of Great Lakes' "On Condition" TBO/CBO, then RACC's consent given hereunder shall automatically terminate.

         (B) On or before January 30, 2003, Great Lakes agrees to establish an engine management team comprised of qualified maintenance personnel approved by RAAS, in its reasonable discretion, to manage Great Lakes' "On Condition" TBO/CBO program currently approved by the FAA. The engine management team shall consist of no less than two (2) persons. The engine management team shall be exclusively responsible for making all maintenance decisions with respect to the engines, including the necessity or frequency of hot section inspections and overhauls. The engine management team shall be responsible for timely providing to RACC any and all information RACC may request with respect to the engines.

         (C) On or before April 30, 2003, Great Lakes will enter into an engine maintenance plan with a third-party vendor approved by RACC ("EMP"), which EMP shall include at least the following requirements:

              (1) Each individual engine shall be enrolled in the EMP immediately following its next scheduled or unscheduled overhaul. Great Lakes shall be responsible to cause a complete engine (both a gas generator module and a power section module) to be overhauled simultaneously, so as to produce a complete zero (0) time/cycle engine to be enrolled in the EMP.

              (2) The EMP shall be a "mature rate" plan. As such, (i) the EMP shall be tracked on an individual engine basis, (ii) the EMP shall require that EMP payments are made for each engine sufficient to pay to the vendor for parts and labor to complete the next overhaul.

              (3) The EMP, and any engine balances within the EMP, shall be fully assignable and transferable with the engine. As such, the party succeeding in interest to the engine (including, without limitation, RACC) shall be entitled to the full benefit of any EMP engine balances, without claim by Great Lakes.

              (4) Any default by Great Lakes of the terms and conditions of the EMP shall constitute a default under all applicable promissory notes, security agreements, finance leases and/or operating leases. Great Lakes agrees to execute appropriate amendments or other agreements evidencing the addition of this requirement to the promissory notes, security agreements, finance leases and operating leases.

11. Prepayments.

     (A) Mandatory Prepayments. Not later than the earlier of ninety (90) days after the end of each fiscal year end of Great Lakes or the filing of Great Lakes' Form 10-K with the Securities and Exchange Commission ("Form 10-K") for such fiscal year, Great Lakes shall prepay amounts outstanding under the Notes in an aggregate amount equal to fifty percent (50%) of the Excess Cash Flow for such fiscal year, accompanied by a certificate of the chief financial officer of Great Lakes setting forth in reasonable detail the calculation of Excess Cash Flow for such fiscal year. "Excess Cash Flow" shall mean cash flow from operations as determined in accordance with generally accepted accounting principles less capital expenditures less all payments in respect of funded indebtedness of Great Lakes for or made during such fiscal year less $250,000.

     (B) Voluntary Prepayment. Great Lakes may prepay its obligations in whole or in part under this Agreement or any of the Transaction Documents (as defined below) at any time without penalty.

     (C) Application of Prepayments. All prepayments made pursuant to Section 11(A) or 11(B) shall be applied in the following order: first, to the Group A Return Conditions Note until such time as it has been paid in full, with such prepayments being applied to principal, interest and other amounts owing under the Group A Return Conditions Note in such order or preference as RACC may determine; second, to the Deferral Note until such time as it has been paid in full, with such prepayments being applied to principal, interest and other amounts owing under the Deferral Note in such order or preference as RACC may determine; third, to the Senior Note until such time as it has been paid in full, with such prepayments being applied to principal, interest and other amounts owing under the Senior Note in such order or preference as RACC may determine; fourth, to the Subordinated Note until such time as it has been paid in full, with such prepayments being applied to principal, interest and other amounts owing under the Subordinated Note in such order or preference as RACC may determine; and fifth, to the Group B Notes until such time as they have been paid in full, with such prepayments being applied to principal, interest and other amounts owing under the Group B Notes in such order or preference as RACC may determine; with all such prepayments to be applied to reduce the then-remaining installments due thereunder in the inverse order of scheduled maturity and, in the case of prepayments in respect of the Group B Notes, applied thereto on a pro rata basis.

12.  Other Agreements.

     (A) Management. On or before the Effective Date (i) Douglas G. Voss shall assume the role of traditional Chairman of the Board of Directors of Great Lakes, (ii) Charles R. Howell shall have been appointed Chief Executive Officer of Great Lakes, (iii) James B. Glennon shall assume the duties of Chief Financial Officer for at least one hundred twenty
          (120) days following the Effective Date or until an appropriate replacement has been hired and given an opportunity to transition into the position, (iv) within one hundred twenty (120) days following the Effective Date, Great Lakes shall have found and have in place a qualified Chief Financial Officer with demonstrated experience and airline expertise and (v) Great Lakes shall have entered into management contracts in form and substance reasonably acceptable to RACC for a period of not less than twenty-four months with appropriate incentives with Mr. Howell and, within one hundred twenty (120) days following the Effective Date, with the new Chief Financial Officer described in clause (iv).

     (B) Board Observer Rights. RACC shall have unlimited observer rights for the Great Lakes Board of Directors, subject only to being excused if either Great Lakes or RACC reasonably believes that participation would involve a conflict of interest for RACC. These observer rights shall not allow RACC to vote or enter into any discussions at any Board of Directors meeting. Without in any way limiting the foregoing, Great Lakes agrees to provide RACC with prior written notice (consistent with the notice given other directors) of the time, place and subject matter of any proposed meeting (or action by written consent) of the Board of Directors of Great Lakes, such notice to include true and complete copies of all documents furnished to any director in connection with such meeting or consent, provided there is no conflict of interest as provided above. Any two (2) of RACC's officers or authorized representatives will be entitled to attend as an observer at any such meeting or, if a meeting is held by telephone conference, to participate therein. Great Lakes also agrees to provide RACC with copies of the official minutes of every meeting of the Great Lakes Board of Directors or of resolutions taken by unanimous written consent within fifteen (15) days following such meeting or unanimous written consent, provided there is no conflict of interest as provided above. This Section 12(B) shall expire on the Limited Termination Date provided that Great Lakes is in compliance with this Agreement, each of the other Transaction Documents (as defined below) and any other agreement between itself and RACC. Great Lakes also agrees to hold actual shareholder meetings at least annually at such time and at such location as the Great Lakes Board of Directors may determine.

     (C) Independent Directors. Great Lakes agrees to cause two new independent directors who are unaffiliated with RACC and Great Lakes and reasonably acceptable to RACC to be appointed to the Great Lakes Board of Directors by no later than March 15, 2003. RACC acknowledges that Mr. John Reardon is acceptable to it as one of the two directors.

     13. Collateral Security of Borrower. All indebtedness, obligations and liabilities of Great Lakes to RACC, existing on the Effective Date or arising thereafter, direct or indirect, joint or several, absolute or contingent, matured or unmatured, liquidated or unliquidated, secured or unsecured, arising by contract, operation of law or otherwise, arising or incurred under this Agreement, the Corporate Security Documents (as defined below), the Notes, the Group C Leases as amended by the Group C Lease Amendments, the Group B Security Agreements and any other notes, security agreements, leases or other agreements in favor of RACC or to which RACC is a party (such documents, as amended and in effect from time to time, are referred to collectively as the "Transaction Documents"), including, without limitation, all such indebtedness, obligations and liabilities that would become due but for the operation of the automatic stay pursuant to section 362(a) of the Federal Bankruptcy Code and the operation of sections 502(b) and 506(b) of the Federal Bankruptcy Code and including, without limitation, post-petition interest (such indebtedness, obligations and liabilities are collectively referred to as the "Obligations") shall be secured by a first priority perfected lien on all accounts receivable, inventory and (subject only to historic liens and liens entitled to priority under applicable law) other assets, including, without limitation, real estate, of Great Lakes, whether now owned or hereafter acquired, pursuant to the terms of a security agreement (the "Security Agreement"), the form of which is attached as Exhibit H hereto, the Security Agreement and Encumbrance Against Aircraft Carrier Engines, Propellers, Appliances and Spare Parts dated August 21, 1997, as amended and as to be further amended pursuant to a Third Amendment to Security Agreement (the "Security Agreement Amendment"; such Security Agreement as amended and to be amended by the Security Agreement Amendment is referred to as the "FAA Security Agreement"), the form of which is attached as Exhibit I hereto, the Amended and Restated Security Agreement for the Embraer model EMB-120ER aircraft with manufacturer's serial number 120-071 (the "120-071 Security Agreement"), the form of which is attached as Exhibit J hereto, and all other instruments and documents, including without limitation Uniform Commercial Code financing statements, required to be executed or delivered pursuant to the Security Agreement or any other document to which Great Lakes is a party (collectively, the "Corporate Security Documents"). The Corporate Security Documents shall terminate on the Limited Termination Date provided that Great Lakes is in compliance with this Agreement, each of the other Transaction Documents and any other agreement between itself and RACC.

14.  Effective Date; Conditions to Effectiveness.

     (A) Effective Date. This Agreement shall become effective if, and only if, on or before 5:00 P.M. Eastern time on December 31, 2002, each of the conditions precedent contained in this section has been satisfied (the first date as of which all of these conditions precedent shall have been satisfied is referred to herein as the "Effective Date").

     (B) Conditions to Effectiveness. The effectiveness of this Agreement as a contract shall be subject to the occurrence or delivery of the following:

     (1)  This Agreement, executed by Great Lakes and RACC;
     (2)  The Group A Return Conditions Note, executed by Great Lakes;
     (3) The thirty (30) Group B Notes, executed by Great Lakes;
     (4) The thirty (30) Group B Security Agreements, executed by Great Lakes and RACC for the Group B Aircraft;
     (5) FAA Bills of Sale, executed by RACC for the nine (9) Group B Aircraft (UE-169, UE-170, UE-201, UE-202, UE-204, UE-208, UE-210, UE-211 and
          UE-254) that are currently subject to Existing Finance Agreements that are leases;

     (6) FAA Bill of Sale, executed by Iowa Great Lakes Flyers, Inc. ("IGLF") for UE-225;
     (7)  The Deferral Note, executed by Great Lakes;
     (8)  The Senior Note, executed by Great Lakes;

     (9)  The Subordinated Note, executed by Great Lakes;

    (10) A stock certificate in the name of RACC evidencing the RACC Shares;

    (11) The two (2) Group C Lease Amendments, executed by each of Great Lakes and RACC;

    (12) Security Agreement, executed by Great Lakes and RACC;

    (13) The Security Agreement Amendment, executed by Great Lakes and RACC;

    (14) The 120-071 Security Agreement, executed by Great Lakes and RACC;

    (15) All UCC-1 Financing Statements required by the Corporate Security Documents, naming Great Lakes as Debtor and RACC as Secured Party;

    (16) A copy of the resolutions of the Board of Directors of Great Lakes approving this Agreement and the other Transaction Documents (as defined below) to be delivered by it hereunder and the transactions contemplated thereby, certified by an officer to be true and correct and in full force and effect as of the Effective Date;

    (17) A copy of (i) the charter and (ii) the by-laws of Great Lakes, each certified by an officer to be true and correct and in full force and effect as of the Effective Date;

    (18) Corporate and tax good standing certificates for Great Lakes in (i) its jurisdiction of incorporation, (ii) the jurisdiction where its chief operating office is located, and (iii) any jurisdiction where its material assets are located;

    (19) Legal opinions of Briggs and Morgan, P.A., counsel to Great Lakes, and of Davis, Brown, Koehn, Shors & Roberts, P.C., special Iowa counsel to Great Lakes, with respect to corporate authority, enforceability, perfection (UCC and FAA) and such other matters as RACC's counsel may reasonably request;

    (20) Perfection certificate, executed by Great Lakes;

    (21) Copies of the executed employment agreements between Great Lakes and each of Messrs. Charles Howell and Douglas Voss;

    (22) Great Lakes shall have paid all of RACC's legal and out-of-pocket expenses incurred through the Effective Date as set forth on Schedule 4 hereto;

    (23) All outstanding amounts that are then due and payable on or before the Effective Date by Great Lakes under the Existing Finance Agreements relating to the Aircraft, including, without limitation, the $800,000 payment that is due on December 15, 2002 and a $400,000 payment for the period from December 15, 2002 until the Effective Date (provided that such $400,000 payment may be paid by not later than January 15, 2003);

    (24) Great Lakes shall provide to RACC reasonably satisfactory evidence that UCC-3 termination statements have been filed with respect to Coast Business Credit; and

    (25) Letters substantially in the form of Exhibit K attached hereto executed and delivered to RACC by each of Douglas G. Voss, Gayle R. Brandt, Charles R. Howell and IGLF confirming that such shareholder or option holder agrees (i) not to transfer any of its Common Stock or any options to purchase Common Stock or (ii) purchase any additional shares of Common Stock or exercise any options to purchase shares, whether now in existence or hereafter granted, for a period of three (3) years commencing on the Effective Date; provided, however, that Mr. Howell shall be permitted to purchase publicly traded shares of Common Stock on the open market so long as such purchase does not result in such purchaser becoming a five percent (5%) owner of Great Lakes. Such letter shall further provide for that the lockup agreements shall be released upon the earlier to occur of (y) an ownership change of Great Lakes for purposes of Section 382 of the Internal
         Revenue Code of 1986 such that the utilization of its Net
         Operating Loss (as defined in Section 16(A)(6)) is restricted for tax purposes or (z) delivery by Great Lakes of an opinion issued by KPMG LLP or other tax advisers mutually acceptable to RACC and Great Lakes in form and substance reasonably acceptable to RACC stating that release of the lockup agreements will not jeopardize the ability of Great Lakes to utilize its Net Operating Loss or have the potential to jeopardize the ability of Great Lakes to utilize its Net Operating Loss; provided, however, that the letter executed and delivered by Gayle R. Brandt shall also permit sale of $50,000 worth of Common Stock per year, consistent with the terms of her and Mr. Voss' divorce decree.

15. Great Lakes Covenants. As partial consideration for the settlements and agreements of RACC contained herein, until such time as all Obligations shall be paid in full in cash, Great Lakes agrees as follows:

     (A) Great Lakes Indebtedness. Great Lakes will not create, incur, assume, guarantee or be or remain liable, contingently or otherwise, with respect to any Indebtedness other than: (1) the Obligations; (2) Indebtedness existing on the Effective Date and described on Schedule 5; and (3) other Indebtedness incurred in the ordinary course of business provided that at the time of the incurrence of any such Indebtedness the aggregate amount of Indebtedness outstanding pursuant to this clause (4) shall not exceed the Permitted Amount then in effect. The "Permitted Amount" at any time shall be the amount based on the most recent financial statements of Great Lakes delivered pursuant to Section 15(D) and calculated quarterly based on the Debt Service Ratio as follows, provided, however, that on and after the occurrence of the Limited Termination Date, the Permitted Amount shall be $5,000,000:

           ---------------------------------- ---------------------------------
           Debt Service Ratio                 Permitted Amount of Indebtedness
           ---------------------------------- ---------------------------------
           Less than 2.2:1.0                  $1,500,000
           ---------------------------------- ---------------------------------
           Greater  than  2.2:1.0 but less    $2,500,000
           than or equal to 2.5:1.0
           ---------------------------------- ---------------------------------
           Greater than 2.5:1.0               $3,500,000
           ---------------------------------- ---------------------------------

           "Indebtedness" means, whether on or off balance sheet for purposes of with generally accepted accounting principles ("GAAP"): (a) all obligations for borrowed money or other extensions of credit, whether secured or unsecured, absolute or contingent, including, without limitation, unmatured reimbursement obligations with respect to letters of credit or guarantees issued for the account of or on behalf of Great Lakes, all obligations representing the deferred purchase price of property, other than accounts payable arising in the ordinary course of business, and all obligations arising under capitalized leases, synthetic leases, operating leases and securitization transactions, (b) all obligations evidenced by bonds, notes, debentures or other similar instruments, (c) all obligations secured by liens on property owned or acquired by Great Lakes whether or not the obligations secured thereby shall have been assumed, and (d) all guaranties by such entity of any of the foregoing for the benefit of another person. "Debt Service Ratio" shall be defined as provided in the attached Schedule 6.

     (B) Payment of Dividends and Distributions. Great Lakes shall not declare or make any dividend or other distributions to any holder of any Common Stock or any other capital stock of Great Lakes, except for dividends declared or made in the form of Common Stock, redeem or purchase any Common Stock or any other capital stock of Great Lakes or make any loan or other payments to any affiliate or holder of Common Stock or any other capital stock of Great Lakes, at any time during the period from and after the Effective Date to and including December 31, 2005. Thereafter, payment of dividends or other distributions shall be permitted provided that no Event of Default shall then exist or arise as a result of any such dividend or distribution.

     (C) Cost Reduction Program. Great Lakes shall fully implement by not later than March 31, 2003 a cost reduction program (the "Cost Reduction Program"). For fiscal year 2003, the Cost Reduction Program shall result in a an overall annual cost reduction of not less than $550,000. For fiscal year 2004 and beyond, the Cost Reduction Program shall result in an overall annual cost reduction of not less than $730,000. Evidence of the overall annual cost reduction under the Cost Reduction Program shall be set forth in reasonable detail as part of Great Lakes' annual officer's certificate to be delivered pursuant to Section 15(D)(3). Great Lakes also agrees to provide evidence reasonably satisfactory to RACC of the closing of Great Lakes' Chicago hub by not later than January 30, 2003.

     (D)   Provision of Financial Statements.

           (1) Quarterly Financial Statements. As soon as available and, in any event, within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year, Great Lakes shall furnish to RACC copies of its financial statements, consisting of at least a balance sheet as at the close of such quarter and statements of earnings for such quarter and for the period from the beginning of the fiscal year to the close of such quarter, in each case in conformity with GAAP, duly certified by the principal financial officer of Great Lakes.

           (2) Annual Financial Statements. As soon as available and, in any event, within ninety (90) days after the end of each fiscal year, Great Lakes shall furnish to RACC copies of its audited financial statements, consisting of at least a balance sheet of Great Lakes for such year and statements of earnings and cash flows, in each case in conformity with GAAP setting forth in each case in comparative form corresponding figures from the preceding fiscal year, with all such financial statements to be certified without qualification, except for any qualifications so given in the past, by Great Lakes' certified public accountants.

          (3) Officer's Certificate. At the time of delivery of the financial statements of Great Lakes provided for in Section 15(D)(1) and
               (2), a certificate of the Chief Financial Officer of Great Lakes
               (I) to the effect that no Default or Event of Default exists or, if any Default or Event of Default does exist, specifying the nature and extent thereof and what action Great Lakes proposes to take with respect thereto; (II) calculating the Permitted Amount, the Debt Service Ratio, Quarterly Free Cash Flow and its various components as set forth on Schedule 6 as at the end of such fiscal period; (III) setting forth a detailed variance analysis showing how such financial statements differ from the business plan delivered by Great Lakes to RACC on December 12, 2002 (the "Financial Plan"); and (IV) outline in reasonable detail, and accompanied by supporting documentation, in a manner reasonably satisfactory to RACC, demonstrating Great Lakes' compliance with the Cost Reduction Program requirements set forth in Section 15(C).

      (E) Confidentiality and Non-Disclosure. This Agreement is confidential between the parties. Great Lakes agrees not to disclose the provisions of this Agreement to any person without the prior written consent of RACC, except (i) as may be required by Great Lakes in order to restructure its current debt with existing aircraft creditors, provided that Great Lakes may disclose solely the fact that its obligations to RACC are being restructured and the terms of the restructured debt, including, without limitation, RACC's receipt of the RACC Shares, but Great Lakes may not disclose any other details of this Agreement, (ii) to its legal and financial advisers and its independent public accountants (on the condition that they agree not to disclose such provisions) and (iii) as may be required by applicable law, including applicable securities law.

     (F) No Material Transactions. Great Lakes shall not become a party to or agree to or effect any merger, amalgamation or consolidation, asset acquisition, stock acquisition, disposition of any of its assets or create or permit to exist any subsidiary unless, as a result of such disposition, all Obligations shall be contemporaneously paid in full in cash. This Section 15(F) shall expire on the Limited Termination Date provided that Great Lakes is in compliance with this Agreement, each of the other Transaction Documents and any other agreement between itself and RACC.

     (G) Affiliate Transactions. Great Lakes shall not engage in any transaction with any affiliate, including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such affiliate or, to the knowledge of Great Lakes, any corporation, partnership, trust or other entity in which any such affiliate has a substantial interest or is an officer, director, trustee or partner, on terms more favorable to such person than would have been obtainable on an arm's-length basis in the ordinary course of business.

     (H) Equity Issuances. Except for issuances pursuant to the equity incentive plans as described in Section 8(B) above and the issuance of Common Stock dividends pursuant to Section 15(B) above, Great Lakes shall not issue any capital stock or any warrants, options or other rights to acquire any of its capital stock or any other form of equity capital unless the terms of each such issuance are reasonably acceptable to RACC. Capital stock does not include preferred stock as described in
           Section 1504(a)(4) of the Internal Revenue Code of 1986 and regulations thereunder, interpretations thereof and rulings applying or interpreting such Section.

     (I) Further Assurances. Great Lakes will promptly furnish such information and execute and deliver such further documents, and do all other such acts as RACC may reasonably request to further implement the provisions contained in this Agreement, including, without limitation, its obligation to cooperate with RACC to facilitate any assignment of any of the Group B Notes pursuant to Section 3.

     (J) Shelf Registration. Great Lakes shall, simultaneously with the completion of its Form 10-K for its 2002 fiscal year, file with the Securities and Exchange Commission a Shelf Registration as to the RACC Shares and any Anti-Dilution Shares and shall use its best efforts thereafter to obtain and maintain the effectiveness of the Shelf Registration. "Shelf Registration" means the shelf registration pursuant to Rule 145 promulgated under the Securities Act of 1933, as amended, by Great Lakes of the sale by RACC (which sale, at the option of RACC in its sole and absolute discretion, may be through an underwriter) of the RACC Shares and any Anti-Dilution Shares held by RACC. In the event of the issuance of any Anti-Dilution Shares, Great Lakes will promptly either (i) amend the Shelf Registration to include such Anti-Dilution Shares or (ii) or file an additional Shelf Registration with respect to such Anti-Dilution Shares. Great Lakes shall not allow the effectiveness of the Shelf Registration to lapse at any time after its initial effectiveness as a result of events within Great Lakes' control. If, at any time after its initial effectiveness, the Shelf Registration shall cease to be effective as the result of events beyond Great Lakes' control, Great Lakes shall at all times thereafter use its best efforts to reinstate the effectiveness of the Shelf Registration.

     (K) Incentive Compensation Plan. Great Lakes shall not adopt any incentive compensation plan for any of its officers that provides for the possibility of aggregate payments thereunder to any officers in any fiscal year in excess of such officer's current annual base salary without the prior written approval of RACC.

     (L) Press Release. On or about the Effective Date, Great Lakes shall have issued a press release relating to the transactions contemplated hereby substantially in the form of Exhibit L attached hereto.

     (M) Quarterly Free Cash Flow. Quarterly Free Cash Flow shall not be less than $(500,000).

     (N) Debt Service Threshold. The Debt Service Threshold shall be calculated and maintained as set forth on Schedule 6 to this Agreement.

     (O) Net Debt to EBITDA. The Net Debt to EBITDA Threshold shall be calculated and maintained as set forth on Schedule 6 to this Agreement. "Net Debt" means on balance sheet Indebtedness of Great Lakes, including current maturities, minus cash on hand. "EBITDA" means with respect to any rolling four quarter period, an amount equal to the sum of
          (a) net income of Great Lakes for such fiscal period, plus
          (b) in each case to the extent deducted in the calculation of Great Lakes' net income and without duplication, (i) depreciation and amortization for such period, plus (ii) income tax expense for such period, plus (iii) the aggregate amount of interest required to be paid or accrued by Great Lakes during such period on all Indebtedness of the Great Lakes and its subsidiaries outstanding during all or any part of such period, whether such interest was or is required to be reflected as an item of expense or capitalized, including payments consisting of interest in respect of any capitalized lease or any synthetic lease, and including commitment fees, agency fees, facility fees, balance deficiency fees and similar fees or expenses in connection with the borrowing of money, plus (iv) other noncash charges for such period, all as determined in accordance with GAAP.

     (P) Capital Expenditures. Great Lakes shall not make Capital Expenditures that exceed, in the aggregate, $1,000,000 for its 2003 fiscal year and $800,000 for each fiscal year thereafter, provided, however, that for each fiscal year commencing after the occurrence of the Limited Termination Date, Great Lakes shall be allowed up to $1,100,000 in Capital Expenditures per year. "Capital Expenditures" means amounts paid or Indebtedness incurred by Great the purchase or lease by Great Lakes of fixed assets, both tangible (such as land, buildings, fixtures, machinery and equipment) and intangible (such as patents, copyrights, trademarks, franchises and good will), that would be required to be capitalized and shown on its balance sheet in accordance with GAAP, provided that this Section 15(P) shall not include any item customarily charged directly to expense or depreciated over a useful life of twelve (12) months or less in accordance with GAAP.

     (Q) Restructuring of Other Aircraft Indebtedness. As a condition to the effectiveness of this Agreement, Great Lakes was to have delivered to RACC written evidence reasonably satisfactory to RACC that Great Lakes' Indebtedness owing to other similarly situated aircraft creditors (specifically, Finova Capital, CIT and Boeing Capital) shall have been restructured such that none of these creditors shall be paid more than RACC (on a relative basis). Great Lakes has entered into term sheets with regard to restructuring its Indebtedness and other obligations with each of its aircraft creditors, copies of which were provided to RACC on December 26, 2002, the terms of which are acceptable to RACC. Great Lakes agrees to implement such restructurings pursuant to the term sheets provided to RACC, and RACC agrees to allow Great Lakes to implement such restructurings so long as such restructurings follow, in a manner reasonably satisfactory to RACC, the term sheets provided to RACC on December 26, 2002. The failure of Great Lakes to enter into restructurings that follow these term sheets in a manner reasonably satisfactory to RACC shall constitute an Event of Default, as set forth in Section 17(A)(3).

16.  Representations and Warranties.

     (A) By Great Lakes. Great Lakes represents and warrants to RACC as of the date hereof that:

          (1) Authority and Enforceability. Great Lakes has the full power to enter into and perform its respective obligations under this Agreement, including, without limitation, the issuance of the RACC Shares and any issuance of Anti-Dilution Shares that may be required by Great Lakes to RACC and all other Transaction Documents contemplated hereby or executed pursuant hereto to which Great Lakes is a party. The execution and delivery of this Agreement, the Notes, the Group B Security Agreements, the Security Agreement, the Security Agreement Amendment and all other Transaction Documents contemplated hereby or executed pursuant hereto to which Great Lakes is a party and the performance and observance of their terms, conditions and obligations have been duly authorized by all necessary action on the part of Great Lakes. This Agreement, the Notes, the Group B Security Agreements, the Security Agreement, the Security Agreement Amendment and all other Transaction Documents contemplated hereby or executed pursuant hereto constitute, when executed and delivered by Great Lakes to RACC, will be valid and binding obligations of Great Lakes enforceable in accordance with their terms (subject to bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally and general principles of equity).

          (2) No Conflict. The execution, delivery and performance of this Agreement, the Notes, the Group B Security Agreements, the Security Agreement, the Security Agreement Amendment and all other Transaction Documents to which Great Lakes is a party and the consummation of the transactions herein contemplated on the part of Great Lakes, including, without limitation, the issuance to RACC of the RACC Shares and any Anti-Dilution Shares, will not result in a breach or violation of any of the terms or provisions of, or constitute a default under, any statute, rule or regulation applicable to, or order of any governmental body or agency or any court having jurisdiction over Great Lakes or any of its properties, or any agreement or instrument to which Great Lakes is a party or by which Great Lakes is bound or to which any of the properties of Great Lakes is subject, or the charter or by-laws of Great Lakes.

          (3) Capitalization. As of the Effective Date, the authorized capital stock of Great Lakes consists solely of 50,000,000 shares of Common Stock and 25,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), of Great Lakes. On the Effective Date, Great Lakes will have no outstanding capital stock other than 8,680,186 shares of Common Stock, all of which shall be owned as set forth in Schedule 7 hereto and shall be duly authorized, validly issued, fully paid and non-assessable. Upon the issuance of any RACC Shares in accordance with the terms of
     Section 8, such shares of Common Stock shall be duly authorized, validly issued, fully paid and non-assessable.

          (4) Options, Etc. Other than as disclosed on Schedule 8 hereto, there are no outstanding rights (either preemptive or other) or options to subscribe for or purchase from Great Lakes and no warrants or other agreements providing for or requiring the issuance by Great Lakes of any capital stock of Great Lakes. The issuance of the RACC Shares or any Anti-Dilution Shares shall not be subject to pre-emptive rights in favor of any present or future stockholders of Great Lakes.

          (5) Litigation. Except as set forth on Schedule 9 hereto, there are no actions, suits, proceedings or investigations of any kind pending or threatened against Great Lakes before any governmental authority, that, (a) if adversely determined, might, either in any case or in the aggregate, (i) have a material adverse effect on the business, properties, prospects, condition (financial or otherwise), assets, operations or income of Great Lakes, or (ii) materially impair the right of Great Lakes to carry on business substantially as now conducted by them, or result in any substantial liability not adequately covered by insurance, or for which adequate reserves are not maintained on the consolidated balance sheet of Great Lakes, or (b) which question the validity of this Agreement or any of the other Transaction Documents, or any action taken or to be taken pursuant hereto or thereto.

          (6) Net Operating Loss. The net operating loss carryover ("Net Operating Loss Carryover" or "Net Operating Loss"), as that term is defined by section 172 of the Internal Revenue Code of 1986 as currently in effect (the "Code"), of Great Lakes available for use by Great Lakes (subject to adjustment upon audit) in computing its federal income tax liability for the year ending December 31, 2002, calculated as of the beginning of such year based on the tax provision for the year ended December 31, 2001, is $80,308,934. Based on the reasonable judgment of Great Lakes' management, the amount of the Net Operating Loss for the year ended December 31, 2002, after taking into account the transactions contemplated under this Agreement, is projected to be at least $70,000,000 (subject to adjustment upon audit), but this amount cannot be determined with certainty as of the date hereof because of certain unknown variables, including (1) the fact that the accounting and tax operating results for the year ending December 31, 2002 are not finalized and (2) the impact of Great Lakes restructuring its indebtedness with other creditors is not known.

          (B) By RACC. RACC represents and warrants to Great Lakes that it has the full power to enter into and perform its obligations under this Agreement and all other documents contemplated hereby or executed pursuant hereto. The execution and delivery of this Agreement and all other Transaction Documents contemplated hereby or executed pursuant hereto and the performance and observance of their terms, conditions and obligations have been duly authorized by all necessary action on the part of RACC. This Agreement and all other Transaction Documents contemplated hereby or executed pursuant hereto constitute, when executed and delivered by RACC to Great Lakes, valid and binding obligations of RACC, respectively, enforceable in accordance with their terms (subject to bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally and general principles of equity).

17.  Events of Default and Remedies.

     (A) The following events shall constitute "Events of Default" under this Agreement:

         (1) The failure by any party to perform any promise, agreement, obligation, warranty or covenant made by it herein or in any other Transaction Document, if such default is not cured by Great Lakes, on the one hand, or RACC, on the other, within thirty (30) calendar days of receipt of notice from any party specifying such default; provided, however, that (i) there shall be no cure period, except as otherwise specifically set forth in the applicable Transaction Document, with respect to any payment default by Great Lakes in respect of any of the Obligations and
              (ii) there shall be no notice or cure period with respect to failure to comply with Section 12(A)(iv) and (v) of this Agreement;

         (2) Any "Event of Default" as defined in any of the Transaction Documents shall have occurred; or

         (3) If Great Lakes fails to implement restructurings with each of its aircraft creditors (Finova Capital, Boeing Capital and CIT) on final terms that, in a manner reasonably satisfactory to RACC, implement the financial and other terms set forth in the term sheets provided to RACC on December 26, 2002.

          (B) Remedies. Upon the occurrence of any Event of Default, a non-defaulting party may proceed with every remedy available at law or equity or provided for herein, or, in the case of RACC upon the occurrence of any Event of Default by Great Lakes, in any Transaction Document or document executed in connection herewith. No delay or failure of any party in the exercise of any right or remedy provided for hereunder shall be deemed a waiver of the right by such party, and no exercise or partial exercise or waiver of any right or remedy shall be deemed a waiver of any further exercise of such right or remedy or of any other right or remedy that RACC may have. The rights and remedies herein expressed are cumulative and not exclusive of any right or remedy that any party shall otherwise have. Further, nothing contained herein shall obligate any party to undertake any action unless required by law.

          (C) Default Interest Rate. Upon the occurrence and during the continuance of any Event of Default, the outstanding principal under each of the Notes shall bear interest at the Default Interest Rate. The "Default Interest Rate" is defined as LIBOR plus 600 basis points.

     18. Notices. Any notice pertaining to or required by this Agreement shall be deemed sufficiently given if personally delivered or sent by registered or certified mail, return receipt requested, to the party to whom said notice is to be given, or sent via telecopier with oral confirmation from a person at the receiving office that the transmission has been received, or sent via overnight carrier. Notices sent by registered or certified mail shall be deemed given on the third day after the date of postmark. Notices hand-delivered shall be deemed given on the date delivered. Notices forwarded by telecopier shall be deemed given upon the foregoing oral confirmation that the transmission has been received. Notices sent by overnight carrier shall be deemed delivered the day after being forwarded. Until changed by written notice given by any of the noted parties, the addresses of the parties shall be as follows:

             Great Lakes:      Great Lakes Aviation, Limited
                                       Attention:  President
                                       1022 Airport Parkway
                                       Cheyenne, Wyoming  82001
                                       Telephone:        (307) 432-7000
                                       Telecopier:       (307) 432-7001

             with a copy to:           Briggs and Morgan, P.A.
                                       Attention:  Timothy R. Thornton
                                       2400 IDS Center
                                       Minneapolis, Minnesota  55402
                                       Telephone:        (612) 334-8400
                                       Telecopier:       (612) 334-8650


                  RACC:             Raytheon Aircraft Credit Corporation
                                            Attention: President
                                            10511 E. Central Avenue
                                            Wichita, Kansas 67206
                                            Telephone:  (316) 676-7673
                                            Telecopier: (316) 676-6975

                  with a copy to:   Raytheon Company
                                            Attention:  Richard A. Goglia
                                            Vice President and Treasurer
                                            141 Spring Street
                                            Lexington, Massachusetts  02421
                                            Telephone: (781) 860-2240
                                            Telecopier (781) 860-2341

                  and                       Peter D. Schellie, Esq.
                                            Bingham McCutchen LLP
                                            1120 20th Street, NW, Suite 800
                                            Washington, DC  20036
                                            Telephone:   (202) 778-6150
                                            Telecopier:  (202) 778-6155

19.      Miscellaneous.

     (A) Amendments. No provision or term of this Agreement may be amended, modified, revoked, supplemented, waived or otherwise changed except by a written instrument duly executed by Great Lakes and RACC and designated as an amendment, supplement or waiver.

     (B) Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original.

     (C) Headings. The paragraph headings herein are for convenience only and shall not affect the construction hereof.
     (D) Use of Terms. As used herein, words in any gender shall be deemed to include the other gender and the singular shall be deemed to include the plural, and vice versa.

     (E) Severability. If any provision in this Agreement shall be held invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be impaired thereby, nor shall the validity, legality or enforceability of any such defective provision be in any way affected or impaired in any other jurisdiction.

     (F) Governing Law and Informed Choice. THIS AGREEMENT WAS MADE AND ENTERED INTO IN THE STATE OF KANSAS AND THE LAW GOVERNING THIS TRANSACTION SHALL BE THAT OF THE STATE OF KANSAS AS IT MAY FROM TIME TO TIME EXIST. THE LAWS OF THE STATE OF KANSAS SHALL APPLY TO ANY AND ALL MATTERS ARISING FROM OR RELATED TO THIS AGREEMENT. THE PARTIES AGREE THAT ANY LEGAL PROCEEDING BASED UPON THE PROVISIONS OF THIS AGREEMENT OR, UNLESS OTHERWISE EXPRESSLY PROVIDED THEREIN, ANY OTHER TRANSACTION DOCUMENT, SHALL BE BROUGHT EXCLUSIVELY IN EITHER THE UNITED STATES DISTRICT COURT OF THE DISTRICT OF KANSAS AT WICHITA, KANSAS OR IN THE EIGHTEENTH JUDICIAL DISTRICT COURT OF SEDGWICK COUNTY, KANSAS TO THE EXCLUSION OF ALL OTHER COURTS AND TRIBUNALS. NOTWITHSTANDING THE ABOVE, RACC (AT ITS SOLE OPTION) MAY INSTITUTE A LEGAL PROCEEDING IN ANY JURISDICTION AS MAY BE APPROPRIATE IN ORDER FOR RACC TO OBTAIN POSSESSION OF AND FORECLOSE UPON THE PROPERTY OR ASSET IN WHICH IT HAS A SECURED OR OWNERSHIP INTEREST. THE PARTIES CONSENT AND AGREE TO BE SUBJECT TO THE JURISDICTION OF THE AFORESAID COURTS IN SUCH PROCEEDING.

     (G) Damages. To the extent that any party hereto is subject to liability for any breach under this Agreement or any of the other Transaction Documents, the liability of such party shall be limited to the actual and direct monetary damages caused by such breach. In no event shall any party hereto be liable for indirect, special, consequential, multiple or punitive damages, or any damage deemed to be of an indirect or consequential nature arising out of or related to its performance hereunder, whether based upon breach of contract, warranty, negligence and whether grounded in tort, contract, civil law or other theories of liability, including strict liability. To the extent that this limitation of liability conflicts with any other provision(s) in this Agreement or any of the other Transaction Documents, said provision(s) shall be regarded as amended to whatever extent required to make such provision(s) consistent with this Section 19(G).

     (H) Successors and Assigns. This Agreement shall be binding upon and enure to the benefit of RACC and Great Lakes and their respective successors and assigns, provided that Great Lakes may not assign any rights, duties or obligations hereunder. Each of the Notes and related Transaction Documents may be fully transferred by RACC at any time to any person.

     (I) Exhibits and Schedules. All exhibits and schedules referred to herein and attached hereto are hereby incorporated by reference as an integral part of this Agreement, subject to the terms and conditions set forth herein.

     (J) Entire Agreement. This Agreement, taken together with the additional Transaction Documents to be executed in connection herewith (as set forth herein), constitute the entire agreement between RACC and Great Lakes concerning the subject matter hereof and supersede and merge any prior written or oral agreements between RACC and Great Lakes concerning the subject matter hereof. The parties hereby acknowledge and agree that the Limited Recourse Guaranty of Douglas G. Voss, the Limited Recourse Guaranty of IGLF, the Stock Pledge Agreement by and among Douglas G. Voss, IGLF and RACC, and the Irrevocable Proxy of Douglas G. Voss in favor of RACC, each dated as of May 14, 2002, are terminated in their entirety.

     (K) Time of Essence. Time is of the essence with respect to all of the provisions of this Agreement.

     (L) Termination of Agreement. This Agreement shall terminate upon the indefeasible payment in full in cash of all of the Obligations.

             [The remainder of this page intentionally left blank.]

In witness of the mutual promises, covenants and agreements set forth herein, the parties have caused their duly authorized officers to execute this Agreement on the day and year set forth beneath their signatures hereto.


                 GREAT LAKES AVIATION, LTD., an Iowa corporation

                                  By:  s/s Charles R. Howell, IV
                                  Its  CEO
                                  Date: December 31, 2002


                                  RAYTHEON AIRCRAFT CREDIT CORPORATION,
                                  a Kansas corporation

                                  By:  /s/ Andrew A. Mathews
                                  Its  President
                                  Date:December 31, 2002

                         List of Exhibits and Schedules


Exhibit A                  Form of Group A Return Conditions Note

Exhibit B                  Form of Group B Note

Exhibit C                  Form of Group B Security Agreement

Exhibit D                  Form of Group C Lease Amendment

Exhibit E                  Form of Deferral Note

Exhibit F                  Form of Senior Note

Exhibit G                  Form of Subordinated Note

Exhibit H                  Form of Security Agreement

Exhibit I                  Form of Security Agreement Amendment

Exhibit J                  Form of 120-071 Security Agreement

Exhibit K                  Form of Shareholder or Option Holder Letter

Exhibit L                  Form of Press Release

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Schedule 1                 Group A Aircraft Return Schedule
----------

Schedule 2                 Group B Notes Payment and Amortization Schedule
----------

Schedule 3                 List of Great Lakes' Direct Competitors
----------

Schedule 4                 RACC's Legal and Out-of-Pocket Expenses
----------

Schedule 5                 Existing Indebtedness of Great Lakes
----------

Schedule 6                 Debt Service Covenant
----------

Schedule 7                 Great Lakes Capitalization
----------

Schedule 8                 Outstanding Rights and Options to Purchase Capital
                              Stock of Great Lakes
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Schedule 9                 Litigation
----------